Exhibit (a)(1)(iv)

Form of Letter from the Fund to Shareholders

in Connection with the Fund’s Acceptance of Shares

BLACKSTONE ALTERNATIVE ALPHA FUND II

c/o Blackstone Alternative Asset Management L.P.

345 Park Avenue, 29th Floor

New York, New York 10154

[DATE]

[SHAREHOLDER NAME/ADDRESS]

Dear Shareholder:

This letter serves to inform you that Blackstone Alternative Alpha Fund II (the “Fund”) has received and accepted for purchase your tender of [Advisor Class II] [Advisor Class III] shares of beneficial interest in the Fund.

In accordance with the terms of the tender offer, you will be issued a non-interest bearing, non-transferable promissory note (the “Note”), which will be held on your behalf by State Street Bank and Trust Company, the Fund’s administrator, entitling you to receive payment(s) in an aggregate amount equal to the net asset value of the tendered shares as of June 30, 2015 (or such later date as may be determined by the Fund if the tender offer is extended, the “Valuation Date”) less the 2% “early withdrawal fee (if applicable).” Subject to the terms and conditions of the tender offer, payment(s) in settlement of the note are generally expected to be made in accordance with the schedule described in (A) or (B) below, as applicable:

A.	Payment Schedule for Purchases of greater than or equal to 90% of your Shares:

•	an initial payment equal to 90% of the unaudited net asset value of either the Class II Shares or Class III Shares tendered and purchased, determined as of the Valuation Date (the “Initial Payment”), which, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, will be paid to you on or before the later of 30 days after the Valuation Date or, if the Fund has requested the repurchase of all or a portion of its investment in the Blackstone Alternative Alpha Master Fund (the “Master Fund”) in order to fund its purchase of shares, 10 business days after the Fund has received at least 90% of the aggregate purchase amount from the Master Fund; and

•	a contingent payment equal to the excess, if any, of (1) the net asset value of the Class II Shares or Class III Shares tendered and purchased as of the Valuation Date (as may or may not be adjusted based upon subsequent revisions to the net asset values of the portfolio funds in which the Master Fund has invested) over (2) the Initial Payment, which will be paid to you promptly after the completion of the Fund’s next annual audit. The annual audit of the Fund’s financial statements is expected to be completed within 60 days after the end of each fiscal year of the Fund and the Final Payment will be made as promptly as practicable after the completion of such audit. The applicable fiscal year of the Fund will end on March 31, 2016.

•	If applicable, the 2% early withdrawal fee will reduce the repurchase proceeds by reducing the Initial Payment by the amount of the fee.

B.	Payment schedule for purchases of less than 90% of your Shares:

•	a single payment equal to 100% of the unaudited net asset value of either the Class II Shares or Class III Shares tendered and purchased, determined as of the Valuation Date, which, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, will be paid to you on or before the later of 30 days after the Valuation Date or, if the Fund has requested the repurchase of all or a portion of its investment in the Master Fund in order to fund its purchase of shares, 10 business days after the Fund has received at least 90% of the aggregate purchase amount from the Master Fund.

•	If applicable, the 2% early withdrawal fee will reduce the repurchase proceeds by reducing the single payment by the amount of the fee.

If you have any questions (or wish to request a copy of your Note), please contact the Fund’s administrator at (855) 890-7725.

Sincerely,

Blackstone Alternative Alpha Fund II